UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation:

The Administrative Committee
Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 9, 2016

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Investments, at fair value:
Mutual funds	$293,947,215	$286,646,891
Markel Corporation common stock	145,526,443	111,459,427
Total investments	439,473,658	398,106,318
Notes receivable from participants	4,757,644	4,117,965
Assets available for benefits	$444,231,302	$402,224,283

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to assets attributed to:
Net investment income:
Net appreciation in fair value of investments	$20,811,602	$15,039,480
Interest and dividends	15,336,202	19,884,549
Total net investment income	36,147,804	34,924,029
Contributions:
Employer	16,122,728	15,157,904
Participant	15,812,134	14,960,119
Rollover	2,636,136	1,528,895
Total contributions	34,570,998	31,646,918
Interest income on notes receivable from participants	171,499	132,817
Total additions	70,890,301	66,703,764
Deductions from assets attributed to participant distributions and withdrawals	(28,883,282)	(27,836,639)
Net increase	42,007,019	38,867,125
Assets available for benefits:
Beginning of year	402,224,283	363,357,158
End of year	$444,231,302	$402,224,283

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

1.	Summary of Significant Accounting Policies

a)	Basis of Presentation
The accompanying financial statements, which present the assets of the Markel Corporation Retirement Savings Plan (the Plan) and changes in those assets, have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

b)	Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP may require the plan administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

c)	Investments
The Plan's investments are held by a trustee-administered trust fund and are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds based on the fair values of the underlying assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year.

The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

d)	Notes Receivable from Participants
Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution to the participant.

e)	Income Taxes
The Plan is in receipt of a favorable determination letter from the Internal Revenue Service (IRS) dated February 22, 2016. The IRS has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

With the exception of contributions that are designated as Roth deferrals, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions or make withdrawals from the Plan. Roth deferrals represent after-tax contributions to the Plan. Ordinarily, participants are not subject to tax on Roth distributions.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

f)	Payment of Benefits
Plan benefits and withdrawals are recorded when paid.

g)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

h)	Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share, which removes the requirement to categorize, within the fair value hierarchy table, the investments for which fair value is measured using the net asset value per share practical expedient. Instead, an entity would be required to include those investments as a reconciling item, so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. ASU No. 2015-07 is effective for reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively in all periods presented in an entity's financial statements. The Plan elected to early adopt ASU No. 2015-07 as of December 31, 2015. The adoption of this ASU did not have an impact on the Plan financial statements or the related disclosures.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Under the ASU, contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by investment type. Part II requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III allows plans to measure investments as of the end of the calendar month closest to the plan’s fiscal year end, when the fiscal period does not coincide with month-end. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. The Plan elected to early adopt ASU No. 2015-12 as of December 31, 2015. The adoption of Part II eliminated certain investment related disclosures and was applied retrospectively. Parts I and III are not applicable to the Plan.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a)	General
The Plan is a defined contribution plan covering U.S. employees of Markel Corporation and certain of its wholly-owned domestic insurance subsidiaries (the Company). Employees, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrative committee appointed by the executive chairman of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc.

b)	Contributions
Each year, the Company contributes to the Plan, subject to service requirements, an amount equal to 6% of each participant's eligible compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's eligible compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $18,000 in 2015 and $17,500 in 2014. In addition, participants that reach age 50 before the close of the plan year can elect to make a “catch-up contribution” to the Plan for the plan year. The amount of the catch-up contribution was limited to $6,000 in 2015 and $5,500 in 2014. One-third of the employer's contributions is allocated to the Company stock fund; however, once the funds are invested in the Company stock fund, participants have the ability to redirect these funds at their discretion. The allocation of participant contributions and the remaining two-thirds of the employer contributions to the various funds is based upon the individual participant's election. Participants may designate all or some of their contributions, including catch-up contributions, as Roth deferrals, which represent after-tax contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of compensation. Employees hired after November 1, 2011 are also subject to a 1% annual increase in these contributions, up to a maximum contribution rate of 10%. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee's age and target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

c)	Participant Accounts
Each participant's account is credited with both the participant's and the Company's contributions to the Plan and earnings thereon. The posting of earnings is made on a daily basis.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

d)	Vesting and Plan Termination
Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company's contributions that have not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2015 and 2014, forfeited amounts totaled $354,962 and $355,490, respectively. Forfeitures of $278,463 and $683,867 were used to reduce employer contributions in 2015 and 2014, respectively. Unused forfeitures were $179,252 at December 31, 2015, which will be utilized to reduce employer contributions in 2016.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company's contributions plus earnings thereon.

e)	Payment of Benefits
The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement, as defined by the Plan document. Benefit payments for the value of the participant’s vested account are generally made in a lump sum. Participants may apply to withdraw all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

f)	Participant Loans
The Plan contains a provision for loans to participants with the consent of the plan administrator. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan.

g)	Investment Options
Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(b). The Plan offers 20 investment fund options - Markel Corporation common stock and 19 mutual funds. Participants are allowed to change investment options daily, except for the Company stock fund for which participants may change investment options on a real-time basis.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

3.	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with FASB ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. All of the mutual funds are registered with the Securities and Exchange Commission. These mutual funds publish their daily net asset value and transact at that price on the open market. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end. This stock is categorized as Level 1.

The following tables present the balances of assets measured at fair value on a recurring basis by level within the fair value hierarchy.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Markel Corporation common stock	$145,526,443	$—	$—	$145,526,443
Mutual funds	293,947,215	—	—	293,947,215
Total investments	$439,473,658	$—	$—	$439,473,658

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Markel Corporation common stock	$111,459,427	$—	$—	$111,459,427
Mutual funds:	286,646,891	—	—	286,646,891
Total investments	$398,106,318	$—	$—	$398,106,318

There were no transfers into or out of Level 1 and Level 2 during 2015 or 2014.

4.	Expenses

Substantially all of the administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $35,000 and $37,542 for the years ended December 31, 2015 and 2014, respectively. Investment management fees are paid by each mutual fund under the Plan and are included in net appreciation in fair value of investments in the Statements of Changes in Assets Available for Benefits.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

5.	Related-Party Transactions

As of December 31, 2015, the Plan owned 164,743 shares of Markel Corporation common stock, which had a cost basis of $57,194,086 and a fair value of $145,526,443. During 2015, 14,107 shares of Markel Corporation common stock were purchased at a total cost of $11,252,224 and 12,592 shares, with a cost basis of $5,128,732, were sold for $10,259,906.

As of December 31, 2014, the Plan owned 163,228 shares of Markel Corporation common stock, which had a cost basis of $51,070,594 and a fair value of $111,459,427. During 2014, 13,953 shares of Markel Corporation common stock were purchased at a total cost of $8,806,736 and 13,323 shares, with a cost basis of $4,340,674, were sold for $8,280,404.

Certain Plan investments are shares of mutual funds or other holdings with Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, who is a party-in-interest.

Loans to Plan participants, which are considered parties-in-interest, were granted throughout the year as part of normal Plan operations.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Number of Shares or Units, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Markel Corporation*	164,743 shares of Markel Corporation common stock, cost of $57,194,086	$145,526,443

Mutual Funds:
Fidelity Investments*	359,958 shares of Fidelity Contrafund - Class K	35,592,682
Fidelity Investments*	2,105,825 shares of Fidelity Freedom K 2030 Fund	30,176,469
Fidelity Investments*	1,807,946 shares of Fidelity Freedom K 2020 Fund	24,443,434
Fidelity Investments*	1,171,711 shares of Fidelity Puritan Fund - Class K	23,797,445
Fidelity Investments*	1,486,630 shares of Fidelity Freedom K 2040 Fund	21,987,258
Fidelity Investments*	235,922 shares of Fidelity Magellan Fund - Class K	21,067,806
Fidelity Investments*	320,202 shares of Fidelity Equity-Income Fund - Class K	16,349,530
Fidelity Investments*	19,027,896 shares of Fidelity Money Market Trust Retirement Government Money Market II Portfolio	19,027,896
Fidelity Investments*	1,521,938 shares of Spartan U.S. Bond Index Fund - Institutional Class	17,487,066
Fidelity Investments*	352,879 shares of Fidelity Overseas Fund - Class K	14,383,364
Fidelity Investments*	174,553 shares of Spartan 500 Index Fund - Advantage Class	12,532,934
Fidelity Investments*	199,283 shares of Spartan Extended Market Index Fund - Advantage Class	10,003,996
Fidelity Investments*	429,582 shares of Fidelity Stock Selector Small Cap Fund	9,906,167
Fidelity Investments*	288,084 shares of Fidelity Stock Selector All Cap Fund - Class K	9,662,341
Fidelity Investments*	594,612 shares of Fidelity Freedom K 2050 Fund	9,115,406
Fidelity Investments*	626,363 shares of Fidelity Freedom K 2010 Fund	7,729,321
Fidelity Investments*	24,781 shares of Sequoia Fund	5,136,125
Fidelity Investments*	80,021 shares of Spartan International Index Fund - Advantage Class	2,875,143
Fidelity Investments*	235,285 shares of Fidelity Freedom K Income Fund	2,672,832
	Total mutual funds	293,947,215

Participant loans*	$4,757,644 in notes receivable from participants with
	interest rates ranging from 3.25% to 9.25%
	and maturities ranging from three months to 10 years	4,757,644
	Total assets	$444,231,302

*Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ Pamela J. Perrott
Pamela J. Perrott
Administrative Committee Member
Date: June 9, 2016

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm